State/Commonwealth of: FLORIDA

City of: CLEARWATER

On 3 FEB 2023, before me, LINDA BATDORF
Date Notary Name

the foregoing instrument was subscribed and sworn (or affirmed) before me by:

ROBERT CEFAIL
Name of Affiant(s)

☑ Personally known to me

☐ Proved to me on the basis of satisfactory evidence: ______________________
Type of ID Presented

WITNESS my hand and official seal.

Notary Public Signature: Linda D. Batdorf

Notary Name: ______________________

Notary Commission Number: ______________________

Notary Commission Expires: ______________________

NOTARY PUBLIC STATE OF FLORIDA

LINDA D. BATDORF
Commission # HH 055606
Expires November 11, 2024
Bonded Thru Budget Notary Services